Exhibit 99.1

CTRL Group Limited Announces Pricing of Initial Public Offering

Kowloon, Hong Kong, January 21, 2025 -- CTRL Group Limited (the “Company”) (NasdaqCM: MCTR), an integrated marketing and advertising services provider in Hong Kong specializing in mobile games promotion for the local market, today announced the pricing of its initial public offering of an aggregate of 2,000,000 ordinary shares (the “Offering”) at a price of $4.00 per share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on January 22, 2025, under the symbol “MCTR.”

The Company expects to receive aggregate gross proceeds of $8 million from the Offering, before deducting underwriting discounts and other related expenses. The Offering is expected to close on or about January 23, 2025, subject to the satisfaction of customary closing conditions. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 300,000 ordinary shares at the public offering price, less underwriting discounts.

Proceeds from the Offering will be primarily for the following: expanding to other regions, working capital as mobile game operator, acquisition of potential media companies and general working capital.

The Offering is conducted on a firm commitment basis. R.F. Lafferty & Co., Inc. is acting as the representative of the underwriters, with Revere Securities LLC acting as co-underwriter (collectively, the “Underwriters”) for the Offering. The Crone Law Group, P.C. acted as U.S. legal counsel to the Company and VCL Law LLP acted as legal counsel to the Underwriters for the Offering.

The Offering was conducted pursuant to the Company’s Registration Statement on Form F-1, as amended (File No. 333-277979) (the “Registration Statement”), previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on December 31, 2024. The Offering was made only by means of a prospectus, forming a part of the Registration Statement. A final prospectus relating to the Offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Alternatively, electronic copies of the prospectus relating to the Offering may be obtained from R.F. Lafferty & Co., Inc. at 40 Wall Street, 27th Floor New York, NY 10005, or by telephone at +212.293.9090.

Before you invest, you should read the final prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About CTRL Group Limited

The Company’s wholly owned subsidiary and operating company, CTRL Group Limited, is an integrated marketing and advertising services provider in Hong Kong specializing in mobile games promotion for the local market. The Company provides services to mobile game developers, principally developers of mobile gaming applications or “apps” that gamers download from the developers’ websites and applicable mobile operating systems, such as Apple Store or Android Google Play Store. The market for specialized mobile game advertising in Hong Kong is occupied by a few market players who compete with one another. The Company’s prominent market share and proven track record are indicative of its audience reach and engagement, as well as its relevance to advertisers in Hong Kong markets. For more information, please visit the Company’s website: https://www.ctrl-media.com/

Forward looking statement

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Investor Relations

CTRL Group Limited

Phone: +852-3107-4887

Email: project@ctrl-media.com